Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302



December 31, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on December 29, 2011

Dear Division of Corporation Finance,

Pursuant to the comments issued by your office on December 29, 2011, the Company has amended its Offering Circular to address the comments by certain revision and clarifications. Seven copies of the amended Offering Circular are accompanying this letter.

The following is an itemized list of revisions and responses addressing each of the Division's comments.

General

1. You will expedite the staff's review if you provide us with copies of the amended offering statement and exhibits which you have precisely marked to reflect any revisions from the most recent version of the document(s).

Company's response:
Per communication of Ms. Erin Wilson and for the Division's convenience, electronic versions of both previously submitted and amended Offering Circular is sent to accompany seven hard copies to perform document compare.

Part II – Offering Circular
Cover page

2. Please revise the cover page to clearly indicate that the company not paying interest payments on the notes does not trigger a default on the notes. Also indicate that there are no defined events of default under the notes.

Company's response:
Per the above comment, the Cover page was amended to include the required statement. See pg. 1, paragraph seven.

Risk Factors
Lack of note indenture, page 6

1

3. Please revise this risk factor to clearly indicate that there are no defined events of default under the notes. Also revise to address the risks arising from the company's inability to make interest payments on the notes will not automatically trigger a default on the notes and will not accelerate the notes' maturity period. Additionally, move this risk factor to the beginning of the risk factor section.

Company's response:
The risk factor was revised and amended per the above comment and moved to the beginning of the section. See pgs. 5-6, Risk Factor 19 (formerly 22).

Plan of Distribution, page 7

4. We note your revised disclosure in response to comment five of our letter dated December 7, 2011 and we partially reissue the comment. To the extent that either or both intends to rely on an exemption (e.g., Rule 3a4-1 under the Securities Exchange Act of 1934, as amended) please specify the facts that make Exchange Act Rule 3a4-1 an available exemption to AFA Investments, LLC, Mr. Addivinola and Ms. Chuvilina. In this regard, we note your general statement that they are associated persons who "meet the conditions of paragraphs 1 through 4."

Company's response:
The referenced above disclosure was revised and amended to specify the facts that make Exchange Act Rule 3a4-1 an available exemption to AFA Investments, LLC, Mr. Addivinola and Ms. Chuvilina. See pg. 8, last paragraph of the subsection *Direct Offering by the Company.*

Commencement and Termination, page 8

5. We note your revised disclosure in response to comment six. Specifically, we note that you reserve the right to extend the duration of your offering beyond the 12 month termination date. Please revise your disclosure here and throughout your offering statement to clarify the duration of any extension term (i.e. three months, etc.). In addition, your disclosure in this section does not appear to be complete. Please revise as appropriate.

Company's response:
The referenced above disclosure was revised and amended to specify the extension term (120 days), see subsection *Commencement and Termination*, pg. 8. Additional revisions were added to Cover page (pg. 1, paragraph four) and subsection *Escrow* (pg. 30).

Procedures Relating to Non-Payment of Obligations, page 24

6. Please revise this section to clearly state that there are no defined events of default under the notes.

Company's response:
The referenced above subsection was revised and amended to include the required disclosure. See first paragraph of subsection Procedures Relating to Non-Payment of Obligations, pg 24.

Description of Property, page 24

7. We note your revised disclosure in response to comment 14 of our letter dated December 7, 2011. Please revise your cross-reference to encompass your commercial real estate loan disclosure in its entirety.

Company's response:

Per the above comment, the cross-reference that encompasses the commercial real estate loan disclosure in incorporated. See the last sentence of subsection *Current Status* (pg. 25).

<u>Securities Being Offered</u>
<u>Interest & Interest Payments, page 30</u>

8. We note your response to comment 16. Please revise to clearly indicate in a separate section, following the Interest & Interest Payments section, that there are no defined events of default under the notes, that the company's failure to make scheduled interest payments does not automatically trigger a default on the notes nor accelerate the maturity period of the notes. Finally indicate that there is no instrument that defines the investor's remedies or mechanisms to collect on the debt.

Company's response:
Per the above comment, the new subsection was added following subsection Interest & Interest Payments with appropriate disclosure and cross-references. See subsection *No defined events of default under the notes and the lack of note indenture* (pg. 31).

<u>Subordination & Priority, page 31</u>

9. We partially reissue comment 18 of our letter dated December 7, 2011. Please revise your disclosure to clarify whether the company can make distributions of cash to its member (AFA Investments) or its affiliates at a time when the company has not returned principal to note holders. In addition, we note no revisions made to your risk factor disclosure. Revise your risk factor disclosure as necessary.

Company's response:
In the amendment made to the disclosure per comment 18 (Dec 7, 2011) the company states: *"At the notes' maturity, if the company has liquidated the properties (or otherwise obtained funds for capital repayment), <u>no cash distributions can be made to the Company's Manager, AFA Investments, LLC, or its affiliates before the investors' principal and any remaining interest is repaid</u> (with the exception of outstanding property management, maintenance and payroll obligations accrued prior to the liquidation of Company's property)."*

By this statement the Company implies that, other than outstanding bills accrued during the properties' operations, no cash can be distributed to AFA Investments, LLC and its affiliates prior to full repayment of investors' principal and interest. If the Division is not satisfied by this language, the Division may suggest a statement and the Company will incorporate it.

Additionally, a risk factor 24 was incorporated and cross-referenced (see last sentence of subsection *Subordination & Priority*, pg. 31.

<u>Exhibits</u>
<u>Exhibit 5.01 – Legality Opinion</u>

10. We partially reissue comment 19 of our letter dated December 7, 2011. Please revise your legal opinion to identify the state law that governs the debt securities.

Company's response:
There are two Massachusetts state laws that govern securities: Massachusetts Uniform Securities Act, M.G.L. c. 110A, and 950 CMR 10.00 through 14.413 and both laws were identified within the Legality Opinion.

11. We note that your revised opinion states that the "debt securities ... assuming that the terms of such debt securities are in compliance with then applicable law, including Massachusetts state law ... such debt securities will be ...." It is not appropriate to include assumptions that assume away the legality opinion or are too broad. Please revise your legality opinion as appropriate. We may have further comment.

Company's response:
Per the above comment, the statement was revised and amended. The assumption of the compliance with applicable laws is removed. Instead the statement is incorporated to affirm the compliance with such laws.

Additional Note:
The Company has revised and changed its minimum required purchase amount from 4 securities per purchaser ($100,000) to 2 securities per purchaser ($50,000).

The Issuer:
Texaplex Properties, LLC

Signed by:

Frank J. Addivinola, Jr., CEO, CFO, Director

Angelica Chuvilina, COO, Director